SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004.

or

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________________ to _________________________.

Commission File Number 0-18110

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GEHL SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GEHL COMPANY
143 Water Street
West Bend, Wisconsin 53095

REQUIRED INFORMATION

        The following financial statements and schedules of the Gehl Savings Plan, prepared in accordance with the financial reporting requirements of the employee Retirement Income Security Act of 1974, as amended, are file herewith.

Gehl Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Gehl Savings Plan
Index to Financial Statements
December 31, 2004 and 2003

Page(s)
Reports of Independent Registered Public Accounting Firms	1-2
Financial Statements
Statements of Net Assets Available for Benefits
at December 31, 2004 and 2003	3
Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 2004 and 2003	4
Notes to Financial Statements	5-8
Supplemental Schedule
Schedule I: Schedule of Assets (Held at End of Year)
as of December 31, 2004	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Gehl Savings Plan

We have audited the accompanying statement of net assets available for benefits of Gehl Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ Wipfli LLP

Milwaukee, Wisconsin
June 3, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Gehl Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Gehl Savings Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

\s\ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 22, 2004

Gehl Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments	$22,352,839	$19,429,540
Receivables
Participants' contributions	10,688	56,444
Employer's contribution	3,328	17,005
Interest income	13,507	13,696
Due from broker	2,050	680

Total receivables	29,573	87,825

Net assets available for benefits	$22,382,412	$19,517,365

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Additions to assets attributed to
Investment income
Interest and dividends	$324,630	$300,928
Net appreciation in fair value investments	1,746,268	3,177,385

	2,070,898	3,478,313

Contributions
Participant	2,193,631	1,676,642
Employer	598,471	478,191

	2,792,102	2,154,833

Total additions	4,863,000	5,633,146

Deductions
Deductions from net assets attributed to
Benefits paid to participants	1,957,768	2,570,688
Administrative expenses	40,185	38,923

Total deductions	1,997,953	2,609,611

Net increase	2,865,047	3,023,535
Net assets available for benefits
Beginning of year	19,517,365	16,493,830

End of year	$22,382,412	$19,517,365

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

Basis of presentation The accounts of the Gehl Savings Plan (the “Plan”) are maintained on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation
Investments, except for the M&I Stable Principal Fund, are stated at fair value based on the quoted asset values on the last business day of the plan year. The M&I Stable Principal Fund investment is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Income recognition Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net increase in fair value of the investments, which consists of realized gains and losses, and the unrealized gains and losses on these investments.

Purchases and sales of securities are recorded on the trade-date basis.

Risks and uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses of the Plan Trustee fees and other administrative expenses of the Plan are paid by the Plan unless voluntarily paid by Gehl Company (the “Company” or “Employer”), the plan sponsor.

Benefits paid to participants Benefits are recorded when paid.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Participation and administration
The Plan, a contributory defined contribution plan, was established in 1985 to supplement the retirement benefits of those employees participating in the Company’s Retirement Income Plan B. The Plan is available to all regular part-time and full-time employees of the Company who meet the eligibility requirements of the Plan. However, union employees are not eligible for any Employer contributions.

Administration of the Plan is performed by the Pension Committee of the Company. Marshall & Ilsley Trust Company serves as the Plan’s trustee.

Contributions
Company contributions to the Plan are equal to 50 percent of the nonunion participants’ basic contributions. The Company’s contribution plus the allocation of forfeitures shall not exceed 6 percent of defined annual compensation. Company contributions are allocated to the same investment options selected by the participant.

Each participant has an account established for his/her appropriate share of Company contributions, if applicable, and participant contributions to the Plan. A participant’s basic contribution is made on a pre-tax basis and may be changed at the participant’s discretion on a quarterly basis.

A participant whose basic contribution is 6 percent of defined annual compensation may make supplemental contributions of an additional 1 percent, or any whole multiple thereof, up to a combined total of 25 percent of defined annual compensation, subject to an annual limitation defined by the Internal Revenue Code. Supplemental contributions are also made on a pre-tax basis.

Effective August 1, 1998, the Plan was amended to allow qualifying rollover distributions, as defined.

Investment options
Each participant elects to invest his/her contribution in one or more of the investment funds offered under the Plan. One of the investment funds included is the Gehl Company Stock Fund. There are no restrictions on transfers in or out of the Gehl Company Stock Fund. Such elections may be changed on a daily basis.

Vesting Participants are fully vested in their contributions, rollover deposits and earnings thereon at all times.

Participants become vested in Company contributions over 5 years at the rate of 20 percent for each completed year of vesting service. A participant becomes fully vested in the event the Plan is terminated.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Withdrawals during employment
Withdrawals during employment are limited to the amount required to meet the need created by a financial hardship of the participant or for participants reaching the age of 59½. These participants are eligible to withdraw all or a portion of employee contributions, and the accumulated earnings thereon prior to December 31, 1988, upon written request to and approval by the Company. In addition, participants who have reached the age of 59½ are allowed only two withdrawals during any twelve month period.

Distributions upon termination of employment
Participants are entitled to receive, in a lump sum or in substantially equal installments over a period ranging from 5-10 years at the participants discretion, the entire value of their vested account balance upon normal retirement at age 65, upon early retirement under a Company-sponsored, qualified defined benefit plan or upon disability or death. Participants who terminate for any other reason are entitled to receive the vested portion of their account in a lump sum cash distribution.

Forfeitures
The Plan provides that, upon termination of employment, a participant’s nonvested funds are provisionally forfeited, and allocated with the Company’s matching contribution as soon as practicable following each calendar month. After a six-year break in service, the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the six-year break in service, any conditionally forfeited amount shall be reinstated from current forfeitures if available or a special Company contribution.

Participant Loans Under the provisions of the Plan, participant loans are not allowed.

Termination of the Plan
The Company anticipates and believes that the Plan will continue without interruption but reserves the right, by action of the Board of Directors, to terminate the Plan, in whole or in part. In the event of such termination, the accounts of all affected participants thereby become fully vested and will be distributed in accordance with the provisions of the Plan.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2004	2003
Aim Value Fund 442,702 and 490,791 shares, respectively	$4,373,900	$4,603,615
Aim Balanced Fund 81,063 and 78,823 shares, respectively	2,050,901	1,886,236
Vanguard Index Fund, 47,322 and 50,072 shares, respectively	5,283,049	5,141,343
Marshall MidCap Growth Fund 118,720 and 101,164 shares, respectively	1,608,659	1,224,089
M&I Stable Principal Fund 2,994,845 and 2,779,937 shares, respectively	2,994,845	2,779,937
Marshal Intermediate Bond Fund 123,049 and 120,496 shares, respectively	1,162,818	1,156,766
Fidelity Equity Income Fund 42,948 shares	1,216,726	*

* Investment less than 5% as of December 31, 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Gehl Stock Fund	$390,818	$215,391
Mutual Funds	1,355,450	2,961,994

	$1,746,268	$3,177,385

4.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Party-in-Interest Transactions

Transactions involving the Gehl Stock Fund and the funds administered by Marshall & Ilsley Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Gehl Savings Plan Schedule of Assets (Held at End of Year) as of December 31, 2004		Schedule I
	Equity Instruments Current Value
*	Gehl Company Stock Fund: 42,971 shares	$968,338
	Aim Value Fund: 442,702 shares	4,373,900
	Aim Balanced Fund: 81,063 shares	2,050,901
	Vanguard Index Fund: 47,322 shares	5,283,049
*	Marshall MidCap Growth Fund: 118,720 shares	1,608,659
*	Marshall MidCap Value Fund: 31,859 shares	479,789
	Legg Mason Value Trust Fund: 9,785 shares	638,276
	Strong Advisor Small Cap Value Fund: 18,465 shares	542,873
	Templeton Foreign Fund: 83,956 shares	1,032,665
	Fidelity Equity Income Fund: 42,948	1,216,726

		18,195,176

	Fixed Income Instruments
*	Marshall Intermediate Bond Fund: 123,049 shares	1,162,818
*	M&I Stable Principle Fund: 2,994,845 shares	2,994,845

		4,157,663

		$22,352,839

*	Denotes party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gehl Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Milwaukee and the State of Wisconsin, this 24th day of June, 2005.

GEHL SAVINGS PLAN
By: Marshall and Ilsley Trust Company
/s/ William P. Grow
Typed Name: WILLIAM P. GROW
Title: VICE PRESIDENT

EXHIBIT INDEX
GEHL SAVINGS PLAN
FORM 11-K

Exhibit No.	Exhibit
(23.1)	Consent of Wipfli LLP
(23.2)	Consent of PricewaterhouseCoopers LLP